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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              For the month of July

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              FUTUREMEDIA PLC,
                                              an English public limited company

                                              By:   /s/ Leonard Fertig
                                                    ----------------------------
                                                    Leonard Fertig
                                                    Chief Executive Officer

Date:  July 20, 2005

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            LEADING EMPLOYEE BENEFITS PROVIDER FUTUREMEDIA ANNOUNCES
                         HOME COMPUTING INITIATIVE 2005

                 - NEW FUTUREMEDIA BRANDING IDENTITY UNVEILED -

    BRIGHTON, England, July 20 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European e-learning and managed benefits services provider, today announced the launch of its Home Computing 2005 (HC2005) product to the UK market. Designed to bring additional benefits to corporations and institutions and provide greater flexibility to employees, HC2005 sets the standard for the delivery of products and services under the UK government's Home Computing Initiative (HCI) and the full suite of salary sacrifice programs in the UK.

    In addition to providing convenient access to HCI, as well the tax-free bicycle and childcare voucher programs in the UK, HC2005's enhancements include a new online shopping portal, optional broadband access, home visits from personal computer trainers and optional self-installation. HC2005's new online shop will offer additional computer hardware and software products, as well as stationery and other related goods. Participating employees will be given a 50 pounds Sterling voucher, with the chance to save even more in the Futuremedia virtual shop. Employees will have the flexibility to sign-up for HC2005 24 hours a day, seven days a week.

    "HC2005 is an innovative lifestyle-enhancing benefits program that provides outstanding value to businesses and their employees," commented Leonard M. Fertig, CEO of Futuremedia. "We have made it easy for employees to access the full suite of salary sacrifice programs, while adding additional value-added services that our customers have been asking for. This isn't just about providing computers to employees through HCI -- it's about helping them to take full advantage of all of the benefits that being connected offers. HC2005 is a family-friendly product that takes HCI to another level by empowering the UK workforce and increasing the quality of their lives."

    In conjunction with the launch of HC2005, Futuremedia also unveiled its new corporate branding around the theme Work Smart Live Smart. The revitalized brand positions Futuremedia as a learning and lifestyle company that enables consumers to improve their lives both at home and at work. The new Futuremedia logo, Web site ( http://www.futuremedia.co.uk ) and marketing was developed by brand consultant Marc Ortmans, in cooperation with leading brand communications agency 23red.

    About Futuremedia:
    Futuremedia plc is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

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    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding employee uptake under new contracts, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with the Company's ability to develop and successfully market new services and products (including HC2005 and other products and services based on government tax-benefit programs), risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             07/20/2005
    /CONTACT: Mike Smargiassi or Corey Kinger of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk, for Futuremedia plc/
    /Web site:  http://www.futuremedia.co.uk

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